Exhibit 99.1

THE LION ELECTRIC COMPANY

Units

UNDERWRITING AGREEMENT

December 12, 2022

To the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

The Lion Electric Company (the “Company”), a corporation incorporated under the Business Corporations Act (Québec) (the “QBCA”), proposes to issue and sell to the several underwriters named in Schedule II hereto (the “Underwriters”), the number of units of the Company (“Units”) set forth in Schedule I hereto (the “Firm Units”). The Company also proposes to issue and sell to the several Underwriters not more than the additional number of Units set forth in Schedule I hereto (the “Additional Units” and, together with the Firm Units, the “Offered Units”), if and to the extent that you, as Underwriters of this offering (the “Offering”), shall have determined to exercise, the right to purchase such Units granted to the Underwriters in Section 2 of this Underwriting Agreement (the “Agreement”). Each Firm Unit shall consist of one common share of the Company (each a “Firm Share” and collectively, the “Firm Shares”) and one common share purchase warrant of the Company (each whole common share purchase warrant being a “Firm Warrant” and collectively, the “Firm Warrants”). Each Additional Unit shall consist of one common share of the Company (each an “Additional Share” and collectively, the “Additional Shares”) and one common share purchase warrant of the Company (each whole common share purchase warrant being an “Additional Warrant” and collectively, the “Additional Warrants”). All references in this Agreement to the “Shares” shall mean, collectively, the Firm Shares and the Additional Shares, and “Warrants” shall mean, collectively, the Firm Warrants and the Additional Warrants, unless the context otherwise requires. The Units will immediately separate into Shares and Warrants upon closing of the Offering.

The Warrants shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date (as defined below) between the Company and TSX Trust Company, in its capacity as warrant agent thereunder. Each whole Warrant will entitle the holder thereof to acquire one common share of the Company (each a “Warrant Share” and collectively, the “Warrant Shares”), subject to certain adjustments set forth in the Warrant Indenture, at a price of $2.80 per Warrant Share, for a period of five years from the Closing Date. If in the event adjustments are made, Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. Any fractional Common Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any compensation in respect of any fractional Common Share which is not issued.

The common shares of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares” or the “Subject Shares”.

The Company meets the requirements under the Securities Act (Québec) and the securities legislation applicable in each of the other provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, published policies, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions (collectively, the “Canadian Securities Laws”), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”) for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus. The Company has filed a final short form base shelf prospectus, dated June 17, 2022, in both the English and French languages unless the context otherwise requires (together with all documents incorporated therein by reference, the “Canadian Base Prospectus”), in respect of up to US$350,000,000 aggregate amount of common shares, preferred shares, debt securities, warrants, subscription receipts and units of the Company

(collectively, the “Shelf Securities”) with the Autorité des marchés financiers (Québec) (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt (collectively, the “Receipt”) pursuant to the procedures provided for under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the Canadian Base Prospectus. The Canadian preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Offered Units and which has been filed with the Canadian Securities Commissions on December 12, 2022, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; the Canadian final prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”; and the Canadian final prospectus supplement (the “Canadian Warrant Supplement”) relating to the issuance of the Warrant Shares upon exercise of the Warrants, to be filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, in both the English and French languages unless the context indicates otherwise, together with the Canadian Base Prospectus and including all documents incorporated by reference therein, is hereinafter referred to as the “Canadian Warrant Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 dated June 15, 2022 and an Amendment No. 1 to the registration statement on Form F-10 dated June 17, 2022 (File No. 333-265627) in respect of the Shelf Securities with the Commission and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement on Form F-10 became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the Offering filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on December 12, 2022 (which consists of the Canadian Preliminary Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the Offering to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”; and the U.S. prospectus supplement (the “U.S. Warrant Supplement”) relating to the issuance of the Warrant Shares upon exercise of the Warrants to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Warrant Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Warrant Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement”, “amendment”, and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions or the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the pricing information, each identified in Schedule I hereto, “marketing materials” has the meaning ascribed to such term in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”), “provide”, in the context of sending or making available marketing materials to a potential investor, has the meaning ascribed to such term under Canadian Securities Laws; “template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101; and “misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them. Any oral or written communication with potential investors in reliance on Rule 163B under the Securities Act is hereinafter called a “Testing-the-Waters Communication”, and any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Securities Act is hereinafter called a “Written Testing-the-Waters Communication”.

As used herein, the terms “Registration Statement”, “U.S. Preliminary Prospectus”, “Canadian Preliminary Prospectus”, “Time of Sale Prospectus”, “Canadian Final Prospectus”, “Canadian Warrant Prospectus”, “U.S. Final Prospectus” and “U.S. Warrant Prospectus” shall include the documents incorporated by reference therein from time to time.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Units, Shares or Warrants in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Units, Shares or Warrants in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of FINRA (as defined below). B. Riley Securities, Inc. will only offer and sell the Offered Units, Shares and Warrants outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell the Offered Units, Shares or Warrants in Canada.

1.	Representations and Warranties of the Company.

The Company represents and warrants to each of the Underwriters as of the date hereof, as of the Closing Date and as of each day, if any, that Additional Units are to be purchased (an “Option Closing Date”), and agrees with each of the Underwriters, that:

(a)

The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act are pending before or, to the knowledge of the Company, threatened by the Commission. The Receipt has been obtained under the Passport System from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Offered Units or any of their constituent securities has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b)

(i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus, the U.S. Final Prospectus or the U.S. Warrant Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus or the Canadian Warrant Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws; (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not, and as of the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date, will not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) the Registration Statement at the time of filing complied, and each of the U.S. Final Prospectus and the U.S. Warrant Prospectus at the time of filing will comply, and as amended or supplemented, if applicable, each of the Registration Statement, the U.S. Final Prospectus and the U.S. Warrant Prospectus will comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (vi) the Canadian Final Prospectus, the Canadian Warrant Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (vii) the Time of Sale Prospectus does not, and at the time of each sale of the Offered Units in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (viii) each Written Testing-the-Waters Communication when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ix) as of its date and as of the Closing Date, the U.S. Final Prospectus and the U.S. Warrant Prospectus do not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Offered Units, Shares, Warrants and Warrant Shares, and the Canadian Warrant Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Warrant Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus, the Prospectuses, the Canadian Warrant Prospectus or the U.S. Warrant Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission thereunder.

(c)

Any marketing material that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule I hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(d)

The Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus relating to the offer or sale of the Offered Units, Shares or Warrants. The Company has not made any offer relating to the Offered Units, Shares or Warrants that would constitute a free writing prospectus. Each Written Testing-the-Waters Communication, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Units, Shares or Warrants, did not, and does not, and will not include any information that conflict, conflicts or will conflict with the information contained in the Time of Sale Prospectus or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified.

(e)

The Company has been duly incorporated and is validly existing and is in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now carried on as described in the Time of Sale Prospectus and the Prospectuses and to own, and lease its properties and assets and to carry out the transactions contemplated by this Agreement and the Warrant Indenture, and, except where failure to do so would not, individually or in the aggregate, have a Material Adverse Effect (as defined below), is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership, leasing or licensing of property or the conduct of business.

(f)

Each of Lion Electric Holding USA Inc., Northern Genesis Acquisition Corp., The Lion Electric Co. USA Inc., Lion Electric Manufacturing USA, Inc., Lion Electric Finance Canada Inc. and Lion Electric Finance USA Inc. (each, a “Subsidiary”, and collectively, the “Subsidiaries”) is a corporation, company or limited partnership organized and existing under the laws of the jurisdiction of its incorporation or formation, is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation or formation and has the requisite power and capacity to own, lease and operate its properties and assets and to conduct its business as now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership, leasing or licensing of property or the conduct of business, except where the failure to be so would not have a Material Adverse Effect. The term “Material Adverse Effect” means any effect, change, event or occurrence that has or would reasonably be expected to have a material adverse effect on: (i) the business, management, assets, condition (financial or otherwise), results of operations, shareholders’ equity, liabilities (contingent or otherwise), properties or prospects of the Company and the Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated herein. Other than (i) as disclosed in the Time of Sale Prospectus and the Prospectuses, or (ii) as disclosed to the Underwriters in writing, the Company does not have any equity interest (other than de minimis equity interest), directly or indirectly, in any corporation, association or other entity other than the Subsidiaries.

(g)

The Company and each of its Subsidiaries have, and are operating in compliance with, such permits, licenses, patents, franchises, certificates of need and other approvals or authorizations of governmental or regulatory authorities (“Permits”) as are necessary under applicable law to own, lease and operate its properties and conduct their respective business as it is now being conducted, in each case as disclosed in the Time of Sale Prospectus and the Prospectuses, and each such Permit is valid, existing, in good standing and in full force and effect, except, in each case, as would not have, individually or in the aggregate, a Material Adverse Effect. The Company and each Subsidiary have been and are in compliance with the terms and conditions of all such Permits, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(h)

Each of the Company and the Subsidiaries has conducted and is conducting its business and activities in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business and activities, and neither the Company nor any Subsidiary has received any notice of any alleged violation of any such laws, rules or regulations, except, in each case, as would not have a Material Adverse Effect.

(i)

The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Warrant Indenture. The Company has duly authorized, executed and delivered this Agreement, and will have, at the Closing Date, duly authorized, executed and delivered the Warrant Indenture, and this Agreement constitutes, and the Warrant Indenture will constitute, legal, valid and binding obligations of the Company enforceable against it in accordance with their terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.

(j)

Except as shall have been made or obtained on or before the Closing Date and each Option Closing Date, each of which is, or shall be, in full force and effect (on a conditional basis, in the case of the consent of the TSX (as defined below)), no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the execution, delivery and performance by the Company of its obligations under this Agreement, the Warrants or the Warrant Indenture, the distribution of the Offered Units, Shares or Warrants or the consummation of the transactions contemplated hereby and by the Time of Sale Prospectus and the Prospectuses.

(k)

The Company has the necessary corporate power and authority to execute and deliver, as applicable, the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Prospectuses and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it, as applicable, of the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Prospectuses, the Canadian Warrant Prospectus and the U.S. Warrant Prospectus and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(l)

Since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, Time of Sale Prospectus and the Prospectuses, except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company or any Subsidiary, and (iii) there has not been any Material Adverse Effect. Since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, Time of Sale Prospectus and the Prospectuses, neither the Company nor any Subsidiary has entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for transactions which are disclosed in the Time of Sale Prospectus and the Prospectuses, or have been entered into in the ordinary course of business and which do not have a Material Adverse Effect.

(m)

Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, there are no contracts, agreements or understandings between the Company and any person granting such person the right (other than rights that have been waived in writing or otherwise satisfied) to require the Company to file a registration statement or prospectus under the Securities Act or Canadian Securities Laws with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or the Prospectuses or in any securities being registered pursuant to any other registration statement or prospectus filed by the Company under the Securities Act or Canadian Securities Laws.

(n)

The audited consolidated financial statements of the Company and the unaudited condensed consolidated interim financial statements of the Company included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses (the “Company Financial Information”), together with the related notes and any related auditors’ report on such audited statements, (i) present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries, as at the date specified in such Company Financial Information, and the results of their operations, changes in shareholders’ equity and cash flows for the periods specified; (ii) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time (“IFRS”) applied on a consistent basis throughout the periods involved, and (iii) comply with the applicable accounting requirements of Canadian Securities Laws and the requirements of the Commission. No other financial statements or supporting schedules are required to be included, or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the rules and regulations of the SEC thereunder. The other financial and statistical information included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses present fairly, in all material respects, the information included or incorporated by reference therein and have been prepared, other than as disclosed therein, on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, and with the books and records of the Company.

(o)

All disclosures contained in the Time of Sale Prospectus and the Prospectuses regarding “non-IFRS financial measures” (or “non-GAAP financial measures”, as such terms are defined by the rules and regulations of the Commission and under Canadian Securities Laws) comply in all material respects with Regulation G under the Exchange Act and Canadian Securities Laws, in each case to the extent applicable.

(p)

Neither the Company nor the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, except (i) as disclosed or referred to in the Company Financial Information or in the Time of Sale Prospectus and the Prospectuses, or (ii) as incurred in the ordinary course of business by the Company or its Subsidiaries, as the case may be, and which would not have a Material Adverse Effect.

(q)

Except (i) as disclosed in the Time of Sale Prospectus and the Prospectuses, or (ii) where such matters would not, individually or in the aggregate, have a Material Adverse Effect, there is no judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration, Canadian, United States or foreign, in progress or pending to which the Company or any Subsidiary are a party or of which any of their respective property, operations or assets is the subject; to the Company’s knowledge, no such proceeding, investigation, litigation or arbitration is threatened or contemplated. Except (i) as disclosed in the Time of Sale Prospectus and the Prospectuses, (ii) as disclosed to the Underwriters in writing or (iii) where such matters would not, individually or in the aggregate, have a Material Adverse Effect, to the Company’s knowledge, none of the directors or officers of the Company or any Subsidiary is or has been the subject of any judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration involving a claim of violation of or liability under federal, provincial or state securities laws or a claim of breach of fiduciary duty.

(r)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Company and the Subsidiaries is in compliance with the provisions of all applicable federal, provincial, territorial, local and other laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours. Except as would not, individually or in the aggregate, have a Material Adverse Effect, no labor disturbance by the employees of the Company or any Subsidiary exists or, to the Company’s knowledge, is imminent. As of the date hereof, no union has been accredited or otherwise designated to represent any employees of the Company or any Subsidiary and, to the knowledge of the Company, no accreditation request is pending with respect to the employees of the Company or any Subsidiary, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or any Subsidiary’s facilities and none is currently being negotiated by the Company or any Subsidiary.

(s)

The execution and delivery of this Agreement and the Warrant Indenture, the compliance by the Company with the provisions of this Agreement and the Warrant Indenture or the consummation of the transactions contemplated herein or therein or contemplated by, or described in, the Time of Sale Prospectus and the Prospectuses, including, without limitation, the application for the proceeds of the Offering as described under “Use of Proceeds” in the Time of Sale Prospectus and the Prospectuses and the distribution of the Offered Units, Shares and Warrants by the Company for the consideration and upon the terms and conditions as set out herein, do not or will not:

(i)

result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (a) any term or provision of the articles, or resolutions of the Company or any Subsidiary, (b) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any Subsidiary is a party or to which any of them or any of the properties or assets currently owned by them are subject, or (c) any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or any Subsidiary or any of the properties or assets currently owned by them, except (in the case of clauses (b) and (c) above) in any such case for breach or defaults that would not (individually or in the aggregate) have a Material Adverse Effect; or

(ii)

except (i) as disclosed in the Time of Sale Prospectus and the Prospectuses, or (ii) as would not have a Material Adverse Effect, create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any Subsidiary is a party or by which any of them or any of the properties or assets currently owned is bound.

Neither the Company nor any Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien (as defined below) upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or any Subsidiary or any of the properties or assets currently owned by them, except (in the case of clauses (ii) and (iii) above) in any such case for violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect. The term “Lien” means any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy any property or assets of the Company or the Subsidiaries.

(t)

Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate, has in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries: (i) made any unlawful contribution, gift or other unlawful expense relating to political activity; (ii) made any direct or indirect bribe, kickback, rebate or payoff, or otherwise unlawfully provided anything of value, to any “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (collectively, the “FCPA”)) or domestic government official; or (iii) violated or is in violation of any provision of the FCPA, the Bribery Act 2010 of the United Kingdom, as amended (the “Bribery Act 2010”), the Corruption of Foreign

Public Officials Act (Canada) (the “CFPOA”) or any other applicable anti-corruption or anti-bribery statute or regulation, including pursuant to the Criminal Code (Canada). The Company and its Subsidiaries have conducted their respective businesses in compliance with the FCPA, Bribery Act 2010, CFPOA and all other applicable anti-corruption and anti-bribery statutes or regulations, and have instituted and maintain policies and procedures designed to promote, and which are reasonably expected to promote, continued compliance therewith.

(u)

The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency to which they are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(v)

Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate, representative or other person acting on behalf of the Company or any Subsidiary, is: (i) currently the subject or the target of any comprehensive sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury or Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of comprehensive Sanctions, including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic (each, a “Sanctioned Territory”).

(w)

The Company will not, directly or, to its knowledge, indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person: (i) to fund or facilitate any activities or business of or with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, or in any Sanctioned Territory; or (ii) in any other manner, in each case, that would result in a violation of Sanctions by any person (including any person participating in the Offering, whether as underwriter, advisor, investor or otherwise).

(x)

For the past five years, the Company and its Subsidiaries have not knowingly engaged in, and are not now knowingly engaged in, any direct or indirect dealings or transactions with any individual or entity, that, at the time of the dealing or transaction, is or was the subject or target of Sanctions, in violation of applicable Sanctions or any Sanctioned Territory, in each case in violation of Sanctions.

(y)

Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, the Company and the Subsidiaries maintain a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and Canadian Securities Laws that has been designed by, or under the supervision of, the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, the Company is not aware of, and has not been advised by its auditors of, any material weakness in its internal control over financial reporting. Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectuses there has been no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

(z)

(i) Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, the Company and each of its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws, (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company and each of its Subsidiaries in the reports they file or submit under the Exchange Act is accumulated and communicated to management of the Company and its Subsidiaries, including their respective principal executive officers and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure to be made, and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(aa)

Notwithstanding anything to the contrary contained herein, except as has been disclosed in each of the Registration Statement, the Time of Sale Prospectus and the Prospectuses: (i) each of the Company and the Subsidiaries has, on a timely basis, accurately prepared and filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all applicable taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns, except to the extent that the failure to do any of the foregoing would not have a Material Adverse Effect or except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company; (ii) the Company is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any Subsidiary which have not otherwise been provided for by the Company, except to the extent that any such deficiency, interest or penalty would not have a Material Adverse Effect or except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company; (iii) there are no transfer taxes or other similar fees or charges under Canadian or the laws of any province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Offered Units, Shares or Warrants; and (iv) no stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province or territory in connection with the creation, issuance, sale and delivery to the Underwriters of the Offered Units, Shares or Warrants, the resale and delivery of the Offered Units, Shares or Warrants by the Underwriters in the manner contemplated herein, or the authorization, execution, delivery and performance of this Agreement.

(bb)

No withholding tax imposed under the federal laws of Canada or the Canadian Qualifying Jurisdictions will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the Underwriters that are “non-residents” within the meaning of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Underwriters wholly outside of Canada and performed in the ordinary course of business carried on by the Underwriters that includes the performance of such services for a fee, that such Underwriters deal at arm’s length with the Company within the meaning of the Income Tax Act (Canada) and that any such amount is reasonable in the circumstances.

(cc)

The statements set forth in the Base Prospectuses under the captions “Description of Share Capital”, “Enforcement of Civil Liabilities under U.S. Federal Securities Laws”, in the Prospectus Supplements under the captions “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations”, “Enforcement of Certain Civil Liabilities Under U.S. Federal Securities Laws” and “Eligibility for Investment” and in the Registration Statement under “Part II – Limitations on Liability and Indemnification of Directors and Officers”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects and subject to specific limitations and qualifications stated or referred to therein and applicable thereto, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings. The description of this Agreement and the Warrant Indenture in the Prospectuses, the Canadian Warrant Supplement and the U.S. Warrant Supplement conforms in all material respects to the terms of this Agreement and the terms of the Warrant Indenture.

(dd)

Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, no acquisition has been made by the Company that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that if completed by the Company at the date of the Time of Sale Prospectus or the Prospectuses, would be a significant acquisition for the purposes of Canadian Securities Laws and would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(ee)

The share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in one or more series. All of the issued and outstanding common shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with the QBCA. None of the outstanding common shares was issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. As of the date hereof, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Company or any of its Subsidiaries other than those described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses.

(ff)

The rights, privileges, restrictions and other terms attaching to the Offered Units, Shares and Warrants conform in all material respects to all statements relating thereto contained in the Registration Statement, the Time of Sale Prospectus, the Prospectuses, the Canadian Warrant Supplement and the U.S. Warrant Supplement.

(gg)

Neither the Company nor any Subsidiary (i) is a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 – Underwriting Conflicts) of the Underwriters as of the date hereof, or (ii) is a party to any related-party transaction or off-balance sheet transaction or any other non-arm’s length transaction required to be disclosed under the rules and regulations of the Financial Industry Regulatory Authority in the United States (“FINRA”), in each case except as disclosed in the Time of Sale Prospectus or the Prospectuses or filed or to be filed as exhibits and incorporated by reference into the Registration Statement, which have not been so filed as required.

(hh)

The Company has full power and authority (corporate or otherwise) to issue the Offered Units, Shares, Warrants and Warrant Shares. When issued in accordance with this Agreement, and upon receipt of applicable payment:

(i)

the Firm Shares and, if applicable, the Additional Shares will be duly and validly created and issued as fully paid and non-assessable, will conform to the description thereof contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, will be issued in compliance with applicable federal, provincial and state securities laws and will be free of statutory and contractual pre-emptive rights, rights of first refusal and similar rights; and

(ii)

the Firm Warrants and, if applicable, the Additional Warrants will be duly and validly created and issued as fully paid securities of the Company, will conform to the description thereof contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, will be issued in compliance with applicable federal, provincial and state securities laws and will be free of statutory and contractual pre-emptive rights, rights of first refusal and similar rights.

(ii)

At the Closing Date and at each Option Closing Date, as applicable, the Warrant Shares will have been duly authorized, allotted and reserved for issuance, and upon the proper exercise of the Warrants and payment of the exercise price therefor, the applicable Warrant Shares underlying such Warrants will be duly and validly created and issued as fully paid and non-assessable, will conform to the description thereof contained in the Registration Statement, the Time of Sale Prospectus, the Prospectuses, the Canadian Warrant Prospectus and the U.S. Warrant Prospectus, will be issued in compliance with applicable federal, provincial and state securities laws and will be free of statutory and contractual pre-emptive rights, rights of first refusal and similar rights.

(jj)

There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering as of the date hereof that have not been (or will not be on the date hereof) made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Securities Commissions or with any other Canadian securities regulatory authority in connection with the Offering that have not been (or will not be on the date hereof) filed as required; and the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(kk)

Other than the Underwriters, there is no person acting or, to the knowledge of the Company, purporting to act at the request of the Company, who is entitled to any brokerage, finder’s fees or other like payment in connection with the transactions contemplated herein or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by FINRA.

(ll)

Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, to the knowledge of the Company, none of the directors or officers of the Company are now, or have been in the ten (10) years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(mm)

Neither the Company nor any of the Subsidiaries owes any amount to, nor has the Company or any of the Subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company or any of the Subsidiaries. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding that is material to the Company and its Subsidiaries, taken as a whole, with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Company and the Subsidiaries.

(nn)

Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, the Company and its Subsidiaries and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith.

(oo)

To the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order requiring trading in any of the Company’s securities to cease, preventing or suspending the use of the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Prospectuses or any amendment thereto or preventing the distribution of the Offered Units, Shares or Warrants in any Canadian Qualifying Jurisdiction or in the United States nor has instituted proceedings for any of such purposes and, to the knowledge of the Company, no such proceedings are pending or contemplated.

(pp)

The issued and outstanding common shares of the Company are listed and posted for trading on the Toronto Stock exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), and the Shares will be listed and posted for trading on the TSX and the NYSE as of the Closing Date upon the Company complying with the usual conditions imposed by the TSX and the NYSE. Prior to the Closing Date, the Company shall have applied to list the Warrants and the Warrant Shares on the TSX and the NYSE. The Company has not, in the 12 months preceding the date of this Agreement, received notice from the TSX or the NYSE to the effect that the Company is not in material compliance with the listing or maintenance requirements of each such stock exchange. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, the Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements.

(qq)

The Company is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists, is not on the list of defaulting reporting issuers maintained by the Canadian Securities Commissions in each such Canadian Qualifying Jurisdiction that maintains such a list and complies in all material respects with all filing requirements under Canadian Securities Laws. The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission; the Common Shares are registered with the Commission under Section 12(b) of the Exchange Act and the Company is not in breach of any filing or other requirements under the Exchange Act.

(rr)

TSX Trust Company at its principal offices in Montréal, Québec is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares, and American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York is the duly appointed U.S. co-transfer agent of the Company with respect to the Common Shares.

(ss)	TSX Trust Company at its principal offices in Montréal, Québec is the duly appointed warrant agent, for the Warrants in Canada.

(tt)

The Company is not and, after giving effect to the Offering and the application of the net proceeds of the Offering as described in the Time of Sale Prospectus and the Prospectuses, will not be required to be registered as an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(uu)

Raymond Chabot Grant Thornton LLP (“RCGT”), the independent registered public accounting firm for the Company, is independent with respect to the Company in accordance with Canadian Securities Laws and the Code of Ethics of Chartered Professional Accountants (Québec) and is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and is registered with the Canadian Public Accountability Board. There has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and its auditors or former auditors.

(vv)

The Company and its affiliates have not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the Exchange Act or otherwise, stabilization or manipulation of the price of the Offered Units, Shares or Warrants to facilitate the sale or resale of the Offered Units, Shares or Warrants, and have taken no action which would directly or indirectly violate Regulation M under the Exchange Act.

(ww)

Each of the Company and the Subsidiaries maintain insurance from insurers of recognized financial responsibility in such amounts and covering such risks as the entity reasonably considers adequate for the conduct of its business and the value of its properties taking into account, among other things, the nature of its operations and the industries in which it operates, all of which insurance is in full force and effect. The Company and each of the Subsidiaries are in compliance with the terms of such policies in all material respects. There are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor any Subsidiary has any reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or that it will be unable to obtain replacement insurance adequate for the conduct of the business and the value of its properties, except, in each case, for such exceptions as would not have a Material Adverse Effect.

(xx)

The Company does not expect to be a “passive foreign investment company” for U.S. federal income tax purposes within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its current taxable year ending December 31, 2022.

(yy)

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and its Subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the material systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Time of Sale Prospectus and the Prospectuses as being owned or licensed by the Company or which are used for the conduct of the Company’s business as currently carried on, and are, except as disclosed in the Public Record (as defined below), free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company; (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company and its Subsidiaries, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; and (iv) to the Company’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company, or any Subsidiary, is and remains confidential to the Company or such Subsidiary, as the case may be.

(zz)

The Company’s and its Subsidiaries’ material information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted. The Company and its Subsidiaries maintain commercially reasonable controls, policies, procedures, and safeguards designed to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including “personal data” as defined by the EU General Data Protection Regulations (“GDPR”) (EU 2016 679) and any personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) processed and stored thereon. Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Company, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same nor any incidents under internal review or investigations relating to the same. The Company and its Subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such non-compliance that would not have a Material Adverse Effect.

(aaa)

Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of the Subsidiaries are in compliance with all applicable data privacy and security laws, statutes, judgements, orders, rules and regulations of any court or arbitrator or any other governmental or regulatory authority and all applicable laws regarding the collection, use, transfer, export, storage, protection, disposal or disclosure by the Company and the Subsidiaries of Personal Data collected from or provided by third parties. (collectively, the “Privacy Laws”). The Company and the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to (i) ensure compliance in all material respects with its privacy policies, all third-party obligations and industry standards regarding Personal Data; and (ii) reasonably protect the security and confidentiality of all Personal Data (collectively, the “Policies”). To the knowledge of the Company, the execution, delivery and performance of this Agreement or any other agreement referred to in this Agreement will not result in a breach of violation of any Privacy Laws or Policies. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Privacy Laws or Policies. Except as would not, individually or in the aggregate, have a Material Adverse Effect, there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or, to the Company’s knowledge, threatened, alleging non-compliance with Privacy Laws or Policies.

(bbb)

Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, each of the Company and the Subsidiaries has good and valid title to all real property and good and valid title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Public Record or such as do not, individually or in the aggregate, materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary is in default or breach of any real property lease, and neither the Company nor any Subsidiary has received any notice or other communication from the owner or manager of any real property leased by the Company or any Subsidiary that the Company, such Subsidiary is not in compliance with any real property lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened. “Public Record” means all documents incorporated by reference in the Canadian Preliminary Prospectus and Canadian Final Prospectus and all information filed by or on behalf of the Company with the Canadian Securities Commissions after May 6, 2021, in compliance, or intended compliance, with Canadian Securities Laws.

(ccc)

There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property now or previously owned, operated, used or leased by the Company or any Subsidiary or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case, individually or in the aggregate, would have a Material Adverse Effect. The Company and its Subsidiaries have all permits, authorizations and approvals required under all applicable Environmental Laws to own, lease and operate its properties and conduct their respective business as it is now being conducted as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses and are each in compliance with their requirements, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect. In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(ddd)

The minute books and corporate records of the Company and its Subsidiaries, in each case since November 1, 2022, are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Subsidiaries as at the date hereof and, at the closing of the Offering, will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Subsidiaries, other than, in each case, those which are not material in the context of the Company.

(eee)	The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(fff)

The Company has a reasonable basis for disclosing all forward-looking information (as defined in National Instrument 51-102 – Continuous Disclosure Obligations and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Time of Sale Prospectus and the Prospectuses. The statistical, industry-related and market-related data included in the Time of Sale Prospectus and the Prospectuses are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data is consistent with the sources from which they are derived, in each case in all material respects.

(ggg)

Except in each case as would not have a Material Adverse Effect, (i) each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or the Subsidiaries for the benefit of any current or former director, officer or employee of the Company or any of the Subsidiaries, as applicable (the “Employee Plans”), has been maintained in accordance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans and (ii) neither the Company nor any of the Subsidiaries sponsors or maintains or has any liability (directly or indirectly) with respect to, or in the last five years has had any obligation to contribute to, any “employee benefit plan” (as defined in Section 3(3) of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title IV of ERISA or Section 412 of the Code.

(hhh)

The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(iii)

The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Offered Units, Shares or Warrants.

(jjj)

On or prior to the Closing Date, the form of the certificates (if any) for the Shares, Warrants and Warrant Shares will have been approved by the board of directors of the Company and adopted by the Company and will comply with all applicable legal and stock exchange requirements and will not conflict with the Company’s constating documents.

(kkk)	The Company will apply the net proceeds from the Offering substantially in accordance with the disclosure set out under the heading “Use of Proceeds” in the Prospectuses.

(lll)

The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions and is eligible to use the Canadian Shelf Procedures.

(mmm)

The aggregate amount of all securities issued pursuant to the Canadian Base Prospectus does not and, upon completion of the Offering, will not exceed US$350,000,000 being the maximum allowable amount thereunder.

(nnn)

The Company represents that (i) it has not made, and covenants that, unless it obtains the prior written consent of the Underwriters, it will not take any action that would result in the Company being required to file a free writing prospectus with the Commission under Rule 433; and (ii) as of the date hereof, it has not received any written consent by the Underwriters to use any free writing prospectus that would be required to be filed with the Commission under Rule 433. In the event that the Company receives written consent from the Underwriters to use a free writing prospectus and the Company is eligible to use a free writing prospectus pursuant to Rules 164 and 433 under the Securities Act, then any free writing prospectus that the Company decides and proceeds to use will comply with the requirements of Rules 164 and 433 under the Securities Act and, when considered together with the Time of Sale Prospectus, each such free writing prospectus does not contain and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ooo)

The Company has not (i) engaged in, or authorized any other person to engage in, any Testing-the-Waters Communications, other than Testing-the-Waters Communications outside of Canada with the prior consent of the Underwriters with entities that the Company reasonably believes are qualified institutional buyers as defined in Rule 144A under the Securities Act or institutions that are accredited investors within the meaning of Rule 501 under the Securities Act and (ii) distributed, or authorized any other person to distribute, any Written Testing-the-Waters Communication, other than those distributed with the prior consent of the Underwriters that are listed on Schedule II hereto; and the Company reconfirms that the Underwriters have been authorized to act on its behalf in engaging in Testing-the-Waters Communications outside of Canada.

The Company acknowledges that each Underwriter and, for purposes of opinions that may be delivered by them, counsel to the Company and to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

2.

Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (and not solidarily, nor jointly and severally), to purchase from the Company at the General Purchase Price (as defined below) or at the Designated Purchase Price (as defined below), as the case may be, the respective numbers of Firm Units set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Units.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Units, and the Underwriters shall have the right to purchase, severally and not jointly (and not solidarily, nor jointly and severally), up to the number of Additional Units set forth, as applicable, in Schedule I hereto at the General Purchase Price or the Designated Purchase Price, as the case may be, provided, however, that the amount paid by the Underwriters for any Additional Units shall be reduced by an amount per security equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the Closing Date. This right may be exercised in respect of Additional Units at the General Purchase Price or the Designated Purchase Price, as the case may be. Any exercise notice shall specify the number of Additional Units to be purchased by the Underwriters and the date on which such securities are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the Closing Date for the Firm Units nor later than ten business days after the date of such notice. Additional Units may be purchased as provided in Section 2 hereof solely for the purpose of covering sales of Units in excess of the number of the Firm Units. On each Option Closing Date, each Underwriter agrees, severally and not jointly (and not solidarily, nor jointly and severally), to purchase the number of Additional Units that bears the same proportion to the total number of Additional Units to be purchased on such Option Closing Date as the number of Firm Units set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Units.

With respect to all Firm Units and Additional Units (i) being subsequently sold to the purchasers set forth in Schedule III hereto (the “Designated Purchasers”), the purchase price (on a per unit basis) to the Underwriters shall be the Initial Public Offering Price (as set forth in Schedule I hereto, the “Initial Public Offering Price”), less the Underwriting Commission per Unit for Designated Purchasers, as set forth in Schedule I hereto (such purchase price, the “Designated Purchase Price”) and (ii) being subsequently sold to any and all purchasers other than the Designated Purchasers, the purchase price (on a per unit basis) to the Underwriters shall be the Initial Public Offering Price, less the Underwriting Commission per Unit (other than Designated Purchasers), as set forth in Schedule I hereto (such purchase price, the “General Purchase Price”).

3.

Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Offered Units as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Offered Units are to be offered to the public upon the terms set forth in the Prospectuses. The Company is further advised by you that prior to the commencement of any “road show” (within the meaning of NI 41-101) undertaken in connection with the marketing of the offering of the Offered Units and any Testing-the-Waters Communications, you reasonably expected that the Shares and Warrants would be sold primarily in the United States.

4.

Payment and Delivery. Payment for the Firm Units shall be made to or as directed by the Company in Federal or other funds immediately available in New York City on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fourth business day thereafter, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date”.

Payment for any Additional Units, Additional Shares and Additional Warrants, as the case may be, shall be made to or as directed by the Company in Federal or other funds immediately available in New York City on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than the second business day thereafter, as shall be designated in writing by you.

The Firm Units and the Additional Units, Additional Shares and Additional Warrants, as the case may be, shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters.

5.	Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)

Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition (financial or otherwise) or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Offered Units on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)

The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(c)

The Underwriters shall have received on the date hereof and on the Closing Date a certificate, dated the date hereof or the Closing Date, as the case may be, and signed by the Chief Financial Officer of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and accounting data relating to the Company and the Subsidiaries, as applicable, contained in the Time of Sale Prospectus and the Prospectuses or the documents incorporated by reference therein, providing “management comfort” with respect to such information.

(d)

The Underwriters shall have received on the Closing Date an opinion of Stikeman Elliott LLP, Canadian counsel for the Company, dated the Closing Date, in form and substance satisfactory to you (provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of the provinces of Québec, Ontario, Alberta and British Columbia).

(e)

The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Cleary Gottlieb Steen & Hamilton LLP., U.S. counsel for the Company, dated the Closing Date, in form and substance satisfactory to you.

(f)

The Underwriters shall have received on the Closing Date an opinion of McCarthy Tétrault LLP, Canadian counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you (provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of the province of Québec).

(g)

The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you.

(h)

The Underwriters shall have received from RCGT, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered by RCGT on the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date by RCGT shall use a “cut-off date” not more than two business days prior to the Closing Date.

(i)

The Shares and Warrant Shares shall have been approved for listing on the NYSE, subject only to official notice of issuance, and conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances. The application to list the Warrants and the Warrant Shares on the NYSE shall have been submitted to the NYSE and pending the review and approval by the NYSE. The Warrants shall have been conditionally approved for listing and posting for trading on the TSX, subject to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances, and subject to distribution of the Warrants to the applicable minimum number of public securityholders pursuant to the offering of the Offered Units.

(j)

The lock-up agreements, each substantially in the form of Exhibit A hereto, between the Underwriters and officers and directors of the Company listed on Annex A hereto relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date. The lock-up agreement, substantially in the form of Exhibit B hereto, between the Underwriters and Power Energy Corporation (“PEC”) relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(k)

The Warrant Indenture shall have been duly authorized by the Company and duly executed and delivered by each of the Company and the warrant agent in form and substance reasonably satisfactory to the Underwriters.

(l)

The several obligations of the Underwriters to purchase Additional Units, Additional Shares and Additional Warrants, as the case may be, hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)

a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)

a certificate, dated the Option Closing Date and signed by the Chief Financial Officer of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and accounting data relating to the Company and the Subsidiaries, as applicable, contained in the Time of Sale Prospectus and the Prospectuses or the documents incorporated by reference therein, providing “management comfort” with respect to such information;

(iii)

an opinion of Stikeman Elliott LLP, Canadian counsel for the Company, dated the Option Closing Date, relating to the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased from the Company on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof;

(iv)

an opinion and negative assurance letter of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased from the Company on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v)

an opinion of McCarthy Tétrault LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(f) hereof;

(vi)

an opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(g) hereof;

(vii)

a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from RCGT, substantially in the same form and substance as the letters furnished to the Underwriters pursuant to Section 5(h) hereof; provided that the letter delivered by RCGT on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date; and

(viii)

The Additional Shares and Additional Warrant Shares shall have been approved for listing on the NYSE, subject only to official notice of issuance, and conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances. The application to list the Additional Warrants and the Additional Warrant Shares on the NYSE shall have been submitted to the NYSE and pending the review and approval by the NYSE. The Additional Warrants shall have been conditionally approved for listing and posting for trading on the TSX, subject to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances, and subject to distribution of the Warrants to the applicable minimum number of public securityholders pursuant to the offering of the Offered Units.

(m)

Such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Offered Units to be sold on the Closing Date or such Option Closing Date, as applicable, and other matters related to the issuance of such Offered Units.

6.	Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)

To furnish to you, without charge, a signed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to deliver to each of the Underwriters as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)

All sums payable by the Company under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made. No such additional amount shall be paid if such deduction or withholding results from an Underwriter having rendered services in Canada or in the Province of Québec.

(c)

Before amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Prospectuses, the Canadian Warrant Prospectus or the U.S. Warrant Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object promptly after receipt thereof, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the second business day following the execution and delivery of this Agreement, (ii) the Canadian Warrant Supplement with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Closing Date, (iii) the U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act and (iv) the U.S. Warrant Supplement with the Commission not later than the Closing Date.

(d)

To furnish to you (i) opinions of RCGT, dated the date of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, in form and substance satisfactory to you, to the effect that the French language version of certain financial information (the “Financial Information”) contained in or incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as applicable, includes the same information and in all material respects carries the same meaning as the English language version thereof, and (ii) opinions of Stikeman Elliott LLP, dated the date of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, in form and substance satisfactory to you, to the effect that the French language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, including the applicable documents incorporated by reference therein, except for the Financial Information, is in all material respects a complete and proper translation of the English language version thereof; provided that in the event that any marketing materials are required to be prepared in the French language, the opinions described in clauses (i) and (ii) above will be modified to also cover the relevant portions of the marketing materials.

(e)

To prepare, in consultation with the Underwriters, and approve in writing, prior to such time any marketing materials are provided to potential investors in the Offered Units, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and United States securities laws and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably, and to file or deliver any such marketing materials to the Canadian Securities Commissions in compliance with Canadian Securities Laws.

(f)

Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(g)

During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Offered Units, the Company shall, promptly after receiving notice or obtaining knowledge, notify the Underwriters and their counsel in writing of the full particulars of:

(i)

(a) the issuance by any securities commission, stock exchange or comparable authority of any order suspending or preventing the use of any of the Registration Statement, Preliminary Prospectuses, Time of Sale Prospectus, marketing materials, the Prospectuses, Canadian Warrant Prospectus, U.S. Warrant Prospectus or any amendments or supplements thereto (“Offering Documents”), (b) the suspension of the qualification of the Common Shares for offering or sale in any of the Canadian Qualifying Jurisdictions or in the United States, (c) the institution or threatening of any proceeding for any of those purposes, or (d) any requests made by any securities commission, stock exchange or comparable authority for amending or supplementing any of the Offering Documents, or for additional information, and will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(ii)	any Material Adverse Effect;

(iii)

any material fact that has arisen or has been discovered and would have been required by Canadian Securities Law or United States securities law to have been stated in the Offering Documents or any amendment to an Offering Document had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv)

any change in any fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which fact or change is, or may be, in any case, of such a nature as to render any statement in the Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws or United States securities laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Offered Units.

(h)	The Company covenants and agrees with the Underwriters that it will:

(i)

promptly provide to the Underwriters, and will cause each of its subsidiaries to provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Offered Units, copies of any filings made by the Company or its subsidiaries of information relating to the Offering with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction; and

(ii)

promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Offered Units, drafts of any press releases (other than press releases which do not contain material facts and relate to promotion of the Company’s services, sponsorship of events or similar press releases issued with a view to market the services of the Company as opposed to disclosing material facts or other material information) of the Company relating to the Company or the Offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that the Company may issue such press releases immediately without such prior review to the extent immediate release is required to comply with applicable Canadian Securities Laws or United States securities laws or other legislation or the rules and regulations of the TSX or the NYSE and provided, further, that the consent of the Underwriters shall not be required for the issuance of any such press releases.

(i)

If the Time of Sale Prospectus is being used to solicit offers to buy the Offered Units at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer (whose names and addresses you shall furnish to the Company) upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply in material respects with applicable law.

(j)

If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Preliminary Prospectus to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Preliminary Prospectus to comply with Canadian Securities Laws, forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Canadian

Preliminary Prospectus so that the statements in the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the Canadian Preliminary Prospectus, as amended or supplemented, will comply with Canadian Securities Laws.

(k)

If any event shall occur or condition exist as a result of which it is necessary to amend or supplement any marketing materials in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the marketing materials to comply with Canadian Securities Laws, forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the marketing materials so that the statements in the marketing materials as so amended or supplemented will not, in the light of the circumstances when the marketing materials are delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the marketing materials, as amended or supplemented, will comply with Canadian Securities Laws.

(l)

If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them), the Canadian Warrant Prospectus or the U.S. Warrant Prospectus in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them), the Canadian Warrant Prospectus or the U.S. Warrant Prospectus to comply with Canadian Securities Laws, forthwith to prepare, file or deliver, as applicable, with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which securities may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses, the Canadian Warrant Prospectus and the U.S. Warrant Prospectus (or one of them), the Canadian Warrant Prospectus and the U.S. Warrant Prospectus as so amended or supplemented will not, in the light of the circumstances be misleading or contain a misrepresentation or so that the Prospectuses, Canadian Warrant Prospectus and U.S. Warrant Prospectus, as amended or supplemented, will comply with Canadian Securities Laws.

(m)

If at any time following the issuance of a Written Testing-the-Waters Communication, any event occurred or occurs that, as a result of which, such Written Testing-the-Waters Communication would conflict with the information in the Time of Sale Prospectus, U.S. Final Prospectus or U.S. Warrant Prospectus, or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Underwriters and, if requested by the Underwriters, will prepare and furnish without charge to each Underwriter an updated Written Testing-the-Waters Communication or other document that will correct such conflict, statement or omission.

(n)

To endeavor to qualify the Offered Units for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction where it is not presently qualified or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(o)

The Company shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or other similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with

(i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the creation, allotment and issuance of the Offered Units, (iii) the sale and delivery of the Offered Units to the Underwriters or purchasers procured by the Underwriters, or (iv) the resale and delivery of the Offered Units by the Underwriters in the manner contemplated herein.

(p)

To make generally available to the Company’s security holders and to you (it being understood that filings on SEDAR or EDGAR satisfy this requirement) as soon as practicable earnings statements covering four fiscal quarters of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(q)

To use its best efforts to have the Shares and Warrant Shares accepted for listing on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(r)

To use its commercially reasonable efforts to have the Warrants accepted for listing on the NYSE and TSX within a reasonable period following the Closing Date, subject to the satisfaction by the Company of the standard listing conditions of such exchanges and to distribution of the Warrants to the applicable minimum number of public securityholders pursuant to the Offering; and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(s)

The Company shall use its reasonable best efforts during the term of the Warrants to maintain the effectiveness of the registration of the issuance and sale of the Warrant Shares, and shall use its reasonable best efforts to satisfy those issuer-related requirements under Rule 144 and other applicable resale rules under the Securities Act by persons that are not affiliates of the Company (provided, however, that nothing shall prevent the amalgamation, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture).

(t)

The Company will deliver to each Underwriter (or its agent) upon such Underwriter’s request, on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(u)

All sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

(v)

Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all reasonable expenses incident to the Offering, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration, qualification and delivery of the Offered Units under the Securities Act and the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any base shelf prospectus, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, any Testing-the-Waters Communication (including any Written Testing-the-Waters Communication), any marketing materials, and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission and the Canadian Securities Commissions relating to the Offered Units, all translation costs associated therewith, all printing and typesetting costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Offered Units to and the sale by the Underwriters in the manner contemplated by this Agreement, (iii) all costs and expenses incident to listing the Shares, the Warrant Shares and the Warrants on the NYSE and the TSX, (iv) the cost of printing any certificates representing the Offered Units, Warrants and Shares, (v) the costs and charges of any transfer agent, registrar or depositary, (vi) the costs and expenses of the Company relating to investor presentations undertaken in connection with the marketing of the offering of the Offered Units, including, without limitation, expenses associated with the preparation or dissemination of any marketing materials, Written Testing-the-Waters Communications, travel and lodging expenses of the representatives and officers of the Company and any such consultants, (ix) the document production charges and expenses associated with printing this Agreement, (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section, (xi) the out-of-pocket, accountable and documented, bona fide expenses of the Underwriters and actual, accountable and documented reasonable fees and disbursements of the Underwriters’ U.S. and Canadian legal counsel (to the extent permitted by FINRA regulations), and (xii) all applicable sales taxes, to the extent not creditable or refundable, on any of the foregoing. The fees and disbursements of the Underwriters’ U.S. and Canadian legal counsel pursuant to subsection (xi) above shall not exceed US$400,000 in the aggregate. It is understood, however, that the foregoing clauses shall in no way limit the Company’s obligations pursuant to Section 8 hereto.

(w)

The Company also covenants with each Underwriter that, without the prior written consent of the Underwriters identified in Schedule I with the authorization to release this lock-up, it will not, and will not publicly disclose the intention to, during the restricted period set forth in Schedule I hereto (the “Restricted Period”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or prospectus with the Canadian Securities Commissions relating to the offering of any Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares. The foregoing sentence shall not apply to (a) the Offered Units to be sold by the Company hereunder, the Shares and the Warrants issuable in connection with the Offering and the Warrant Shares exercisable from the Warrants issuable in connection with the Offering, (b) the issuance of incentive compensation or equity (including Subject Shares), including convertible, exchangeable, exercisable, other derivative equity securities or any instrument representing a right to receive any equity securities (including Subject Shares), in accordance with the terms and conditions of the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as such benefit plans may be amended or restated, (c) any Subject Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (d) the issuance of any common shares of the Company upon the exercise of any option or warrant or the conversion or exchange of any convertible or exchangeable securities outstanding as of the date of this Agreement, (e) the filing of any registration statement relating to securities (including Subject Shares) granted or to be granted pursuant to the Company’s equity plans or any employee benefit plan (including those assumed by the Company or its subsidiaries in a transaction contemplated in clause (f), (f) Subject Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnership or other strategic acquisitions, but excluding stock options, by the Company or any of its subsidiaries); provided (i) that the aggregate amount of Subject Shares (the “Transaction Shares”) issued in connection with such transactions, not taking into account Subject Shares issuable in connection with transactions disclosed by the Company prior the date hereof in respect of which a definitive agreement has been entered into as at the date hereof (which shall not constitute Transaction Shares), does not exceed 10% of the total shares outstanding of the Company upon consummation of the Offering and (ii) in the case of any such issuance in connection with such transactions prior to the expiration of the Restricted Period, the issuee shall sign and deliver a lock-up letter substantially in the form of Exhibit A hereto in respect of the Transaction Shares received by such issuee or (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Subject Shares, provided that (i) such plan does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period. In addition, the Company covenants to cause each of the parties listed on Annex A hereto to enter into the “lock-up” agreements, each substantially in the form of Exhibit A hereto, on or before the Closing Date, and to cause PEC to enter into the “lock-up” agreement substantially in the form of Exhibit B hereto, on or before the Closing Date.

7.

Covenants of the Underwriters. Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter. Each Underwriter, severally and not jointly, agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule I or marketing materials prepared in accordance with the terms and conditions hereof, it being understood that outside of Canada, the Written Testing-the-Waters Communications identified in Schedule I will have been used, and (ii) it will comply with Canadian securities laws in connection with the distribution of the Offered Units and the provision of any marketing materials or standard term sheets (as defined in NI 41-101).

8.	Indemnity and Contribution.

(a)

The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, but excluding loss of profits and other consequential damages) (collectively, “Damages”) to which they or any of them may become subject insofar as such Damages are caused by any misrepresentation or untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any Testing-the-Waters Communication, the Prospectuses, the Canadian Warrant Prospectus or the U.S. Warrant Prospectus or any amendment or supplement thereto, or caused by any misrepresentation or omission or alleged misrepresentation or omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading, except insofar as such Damages are caused by any such misrepresentation or untrue statement or omission or alleged misrepresentation or untrue statement or omission based upon (i) information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in paragraph (b) below. The rights of indemnity contained in this paragraph will not inure to the benefit of an indemnified party in respect of a claim if the person asserting the claim, other than a person to which Subject Shares were offered and sold in the United States, was not provided by or on behalf of the Underwriters with a copy furnished promptly by the Company of any Prospectus or any amendment or supplement thereto which would have corrected any misrepresentation which is the basis of the claim and which was required under Canadian Securities Laws to be delivered to that person by the Underwriters.

(b)

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, the Prospectuses, the Canadian Warrant Prospectus or the U.S. Warrant Prospectus or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the thirteenth through sixteenth paragraphs under the caption “Plan of Distribution” in the Time of Sale Prospectus and the U.S. Final Prospectus.

(c)

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the reasonable fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed in writing to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel for the indemnified party in accordance with the preceding sentence, or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and the indemnified party shall have been advised in writing by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving both U.S. and Canadian law) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving both U.S. and Canadian law) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Underwriters authorized to appoint counsel under this Section set forth in Schedule I hereto. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless (i) such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)

To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any Damages referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the Offering or (ii) if the allocation provided by clause 8(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such Damages and any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the net proceeds from the Offering (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Offered Units set forth in the U.S. Final Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the misrepresentation or untrue statement of a material fact or alleged misrepresentation or untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Offered Units they have purchased hereunder, and not joint.

(e)

The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the Damages referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Units underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such misrepresentation or untrue statement or alleged misrepresentation or untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 8(e) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)

The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Offered Units.

(g)

B. Riley Securities Inc. is referred to in this Section 8(g) as the “Non-Canadian Underwriter”. Provided that it has not terminated and cancelled its obligations to the Company in accordance with this Agreement, the Non-Canadian Underwriter agrees that if any losses, claims, damages or liabilities, joint or several (collectively, the “Claims”) are suffered by an indemnified party as contemplated by this Section 8 (and such Claims did not include such Non-Canadian Underwriter on the basis that it did not sign the underwriters’ certificate to the Canadian Final Prospectus and such Claims would have included the Non-Canadian Underwriter if it had signed such certificate) under Section 218 of the Securities Act (Quebec) or the equivalent provisions of the Canadian Securities Laws in the other Canadian Qualifying Jurisdictions based upon a misrepresentation or alleged misrepresentation in the Canadian Final Prospectus, and such indemnified party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such Claims and such indemnified party does pay such Claims (the “Liability Amount”), then the Non- Canadian Underwriter shall indemnify on a several basis, and not a joint or joint and several basis, such indemnified party from and against the Liability Amount for the Non-Canadian Underwriter’s pro rata share of such Liability Amount, on the basis of and assuming that the Non-Canadian Underwriter had signed the underwriters’ certificate to the Canadian Final Prospectus, but only to the extent of its underwriting obligation under Schedule II hereto. The Non-Canadian Underwriter shall further indemnify such indemnified party, without regard to the final outcome of any such Claims, for the Non-Canadian Underwriter’s pro rata share of any legal and other expenses reasonably incurred and paid by such indemnified party in connection with the investigation or defense of any such Claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that the Non-Canadian Underwriter is obligated to indemnify all other indemnified parties, “pro rata” will be based on the percentage determined by dividing the number of Firm Units set forth opposite its name in Schedule II hereto by the total number of Firm Units. For the avoidance of doubt, the maximum aggregate amount which the Non-Canadian Underwriter is required to indemnify the other indemnified parties under this Section 8(g) shall be the lesser of (i) the percentage of the total of the Liability Amount and Indemnified Expenses equal to the percentage determined by dividing the number of Firm Units set forth opposite the Non-Canadian Underwriter’s name in Schedule II hereto by the total number of Firm Units and (ii) the total public offering price of the Firm Units and Additional Units the Non-Canadian Underwriter is required to place or purchase under Schedule II hereto. The amount payable by the Non-Canadian Underwriter to the indemnified parties pursuant to this Section 8(g) shall be reduced to the extent that the Non-Canadian Underwriter is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the Claim or Claims that are the subject matter of the indemnification being sought. Further, the Non-Canadian Underwriter will only be required to make payment to an indemnified party pursuant to this Section 8(g) if (i) such indemnified party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this Section 8(g) but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the Indemnified Party) that the Claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or willful misconduct of such indemnified party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the indemnified party acknowledges, that such Claim to which such indemnified party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or willful misconduct of such indemnified party then such indemnified party shall promptly reimburse to the Non-Canadian Underwriter any Indemnified Expenses. If any Claim is asserted against any indemnified party that is or may be subject to indemnification under this Section 8(g), the indemnified party will notify the Non-Canadian Underwriter in writing as soon as possible of the particulars of such Claim (but the omission so to notify the Non-Canadian Underwriter of any potential Claim shall not relieve it from any liability which it may have to any indemnified party and any omission so to notify the Non-Canadian Underwriter of any actual Claim shall affect its liability only to the extent that the Non-Canadian Underwriter is actually and materially prejudiced by that failure). The Non-Canadian Underwriter agrees that, to the extent it is not a party to such Claim, National Bank Financial Inc. will be entitled to conduct the defense of any such action or proceeding brought to enforce such Claim, and the Non-Canadian Underwriter’s liability hereunder shall not be reduced in any way based upon the conduct of such defense unless the indemnified parties are determined to be grossly negligent (by a court of competent jurisdiction in a final judgment from which no appeal can be made) in conducting such defense. National Bank Financial Inc. shall provide the Non-Canadian Underwriter with notice of any material developments in the action or proceeding. With respect to any indemnified party who is not a party to this Agreement, National Bank Financial Inc. shall obtain and hold the rights and benefits of this Section 8(g) in trust for and on behalf of such indemnified party.

9.

Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date or any Option Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the NYSE, the NYSE American, the Nasdaq or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or the TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your reasonable judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your reasonable judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Units on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

10.	Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Firm Units or Additional Units, as applicable (the “Defaulted Securities”) that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Defaulted Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Firm Units and Additional Units, as applicable, to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Units set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Units set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Defaulted Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the aggregate number of Firm Units or Additional Units, as the case may be, that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such aggregate number of Firm Units and Additional Units, as the case may be, without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase the Firm Units and the aggregate number of Firm Units with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Units to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm Units are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter and the Company, except in respect of any liability which may have arisen or may arise under Section 8. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Units and the aggregate number of Additional Units with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Units to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the

Additional Units to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Units that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement (other than by reason of a default of one of the Underwriters), or if for any reason (other than by reason of a default of one of the Underwriters) the Company shall be unable to perform its obligations under this Agreement (which, for purposes of this paragraph, should not include termination pursuant to Section 9(i), (iii), (iv) or (v)), the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the Offering contemplated hereunder.

11.	Submission to Jurisdiction; Appointment of Agents for Service.

(a)

The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan in The City of New York (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement or the Offering (each, a “Related Proceeding”). The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding in respect of its obligations under this Agreement.

(b)

The Company hereby irrevocably appoints Puglisi & Associates with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

12.	Recognition of the U.S. Special Resolution Regimes.

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United State.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

13.	Entire Agreement.

(a)

This Agreement, together with any contemporaneous written agreements that relate to the Offering, represent the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, the conduct of the Offering, and the purchase and sale of the Offered Units, and specifically supersedes and replaces all previous understandings and agreements of the Company with one or more of the Underwriters in relation to the Offering (provided that, for the avoidance of doubt, Section 2(e) of the engagement letter dated December 5, 2022, between the Company and B. Riley Securities, Inc., shall not be superseded or replaced pursuant to this Section 13).

(b)

The Company acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any, (iii) the Underwriters may have interests that differ from those of the Company and (iv) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

14.

Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

15.

Applicable Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

16.	Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

17.

Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the

Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

18.

Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

19.

TMX Group. The Company hereby acknowledges that National Bank Financial Inc. or an affiliate thereof, may own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the TSX Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of such dealer supplying or continuing to supply a product or service.

[Signature Page to follow]

Very truly yours,

THE LION ELECTRIC COMPANY

By:	/s/ Nicolas Brunet
Name: Nicolas Brunet
Title: Executive Vice-President and Chief Financial Officer

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: President, Head of Capital Markets

NATIONAL BANK FINANCIAL INC.

By:	/s/ Nicolas Jacob
Name: Nicolas Jacob
Title: Managing Director, Head of Clean Technology

Acting severally on behalf of itself and the several Underwriters named in Schedule II hereto.

[Signature Page to Underwriting Agreement]

SCHEDULE I

Joint Book Runners:	B. Riley Securities, Inc. National Bank Financial Inc.

Underwriters authorized to release lock-up under Section 6(v):	B. Riley Securities, Inc. National Bank Financial Inc.

Underwriters authorized to appoint counsel under Section 8(c):	B. Riley Securities, Inc. National Bank Financial Inc.

Registration Statement File No.:	333-265627

Written Testing-the-Waters Communications:	Investor Presentation dated December 5, 2022

Free Writing Prospectuses:	None

Marketing Materials:	Investor Presentation dated December 5, 2022 Investor Presentation dated December 9, 2022 Investor Presentation dated December 12, 2022

Time of Sale Prospectus:	1.	U.S. Preliminary Prospectus

2.

Orally conveyed information:

Initial Public Offering Price: US$2.54

Number of Firm Units: 19,685,040

Number of Additional Units: 2,952,755

The aggregate gross proceeds of the Offering shall be US$50,000,001.60

The exercise price of the Warrants shall be US$2.80

Lock-up Restricted Period:	90 days after the date hereof

Title of Securities to be purchased:	Units

Number of Firm Units:	19,685,040 Firm Units

Number of Additional Units:	2,952,755 Additional Units

Initial Public Offering Price:	US$2.54 a Unit

Purchase Price (other than Designated Purchasers):	US$2.3749 a Unit

Purchase Price for Designated Purchasers:	US$2.45745 a Unit

Underwriting Commission per Unit (other than Designated Purchasers):	US$0.1651 a Unit

Underwriting Commission per Unit for Designated Purchasers:	US$0.08255 a Unit

Closing Date and Time:	December 16, 2022 9:00 a.m.

Sch. I-A- 1

Address for Notices to Underwriters:	B. Riley Securities, Inc. 299 Park Avenue, 21st Floor New York, NY 10171 National Bank Financial Inc. 130 King Street West, 4th Floor Podium Toronto, ON M5X 2A2

Address for Notices to the Company:	921 chemin de la Rivière-du-Nord Saint-Jérôme, Québec J7Y 5G2 Canada Attention: Marc Bedard ([Redacted – Personal Information]) & Nicolas Brunet ([Redacted – Personal Information])

Sch. I - 2

SCHEDULE II

Underwriters	Number of Firm Units	Number of Additional Units
B. Riley Securities, Inc.	16,732,284	2,509,842
National Bank Financial Inc.	2,952,756	442,913

Total	19,685,040	2,952,755

Sch. II

SCHEDULE III

Designated Purchasers

Power Energy Corporation

[Redacted – Names of certain directors and officers of the Company]

Sch. III

EXHIBIT A

FORM OF LOCK-UP LETTER

December [    ], 2022

B. Riley Securities, Inc.

c/o B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

Ladies and Gentlemen:

The undersigned understands that B. Riley Securities, Inc. and National Bank Financial Inc. (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with The Lion Electric Company, a corporation incorporated under the Business Corporations Act (Québec) (the “Company”), providing for the public offering (the “Public Offering”) by the Underwriters of units of the Company (the “Units”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Underwriters, it will not, and will not publicly disclose the intention to, during the period commencing on the date hereof and ending at 8:59 a.m. (Montreal time) on the date that is 90 days after the date of the final U.S. prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer (which, for the avoidance of doubt, shall not include transfers from any account directly or beneficially owned by the undersigned to any other account directly or beneficially owned by the undersigned) or dispose of, directly or indirectly, any common shares of the Company (“Common Shares”) beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned (the “Subject Shares”) or any other securities so owned convertible into or exercisable or exchangeable for Subject Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a)

transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering; provided that no filing or announcement shall be required under applicable securities laws or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Subject Shares or other securities acquired in such open market transactions

(b)	transfers of Subject Shares or any security convertible into Subject Shares as a bona fide gift or gifts or for bona fide estate planning purposes;

(c)	distributions of Subject Shares or any security convertible into Subject Shares to limited partners, members or stockholders or other equity holders of the undersigned;

(d)

transfers by the undersigned of Subject Shares or any security convertible into Subject Shares (1) to limited partners, members, beneficiaries or stockholders or other equity holders of the undersigned, (2) to any investment fund, estate planning vehicle, or other entity controlled or managed by the undersigned, (3) as a result of the operation of law through estate, other testamentary document or intestate succession, pursuant to a qualified domestic order or in connection with a divorce settlement or pursuant to an order of a court or regulatory agency, (4) to any immediate family member of the undersigned or any beneficiary thereof or any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin) or (5) pursuant to a subdivision or other reorganization of any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin);

provided that in the case of any transfer or distribution pursuant to clause (c), (d) or (e), (i) each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing reporting a reduction in beneficial ownership of Subject Shares shall be required or shall be voluntarily made during the Restricted Period;

(e)

the exercise of any rights to purchase (including in respect of exercises of Warrants purchased in the context of the Offering), exchange or convert any stock options, or rights, or the settlement of any restricted share unit, performance share unit, deferred share unit or similar instrument, granted pursuant to the Company’s equity incentive plans existing as of the date of the Underwriting Agreement or warrants or any other securities existing as of the date of the Underwriting Agreement (which securities are convertible into or exchangeable or exercisable for Subject Shares), including the transfer or sale of Subject Shares (or any security convertible into Subject Shares) by the administrator of the Company’s stock plan to cover the exercise price, tax withholding obligations, and any fees and expenses in connection therewith; provided that (1) the Subject Shares received by the undersigned upon such exercise or settlement shall be subject to the terms of this agreement; (2) any filing in connection with such transfers or sales made during the Restricted Period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described above and (3) the undersigned does not otherwise voluntarily effect any other public filings or report regarding such exercise or settlement during the Restricted Period;

(f)

a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Subject Shares involving a Change of Control (as defined below) of the Company; provided that such tender offer, merger, consolidation or other such transaction is approved by the board of directors of the Company; and provided further that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the provisions of this lock-up agreement;

(g)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares; provided that (i) such plan does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period;

(h)	participation in a dividend reinvestment plan or other similar plan authorized and implemented by the Company;

(i)

forfeitures to the Company or other transfers to satisfy any income, employment or social tax withholding and remittance obligations of the undersigned arising in connection with the vesting or settlement of restricted stock units of the Company or exercise, conversion or exchange of any options or other equity securities of the Company held by the undersigned and outstanding as of the date of this lock-up agreement, provided, that any shares of common stock of the Company received upon such exercise, conversion, exchange, vesting or settlement shall be deemed Subject Shares and subject to the terms of this lock-up agreement (including, for the avoidance of doubt, the exclusions in this list);

(j)

transfer or forfeiture to the Company of any securities (including Subject Shares) issued to the undersigned pursuant to any employee benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as such benefit plans may be amended or restated, or any non-employee director stock plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, upon and as a result of the termination of the undersigned’s relationship with the Company;

(k)	transfers to the Company in connection with the redemption of fractional shares of the Company’s securities; or

(l)	pledges or security interests; provided that the pledgee or beneficiary of the security interest shall sign and deliver a lock-up letter substantially in the form of this letter.

For purposes of clause (g) above, “Change of Control” shall mean the consummation of any bona fide third-party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting stock of the Company.

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Units and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that none of the Underwriters has made any recommendation or provided any investment or other advice to the undersigned with respect to this lock-up agreement or the subject matter hereof, and the undersigned has consulted its own legal, accounting, financial, regulatory, tax and other advisors with respect to this lock-up agreement and the subject matter hereof to the extent the undersigned has deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering or sell any Subject Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This lock-up agreement shall automatically terminate upon the earliest to occur of (a) the date the Company notifies the Underwriters in writing prior to the execution of the Underwriting Agreement that the Company does not intend to proceed with the Public Offering; (b) the termination date of the Underwriting Agreement (other than the provisions thereof that survive termination); provided that no Subject Shares have been delivered and paid for pursuant to the Underwriting Agreement before such date; (c) the withdrawal of the Registration Statement prior to execution of the Underwriting Agreement; and (d) January 28, 2023 in the event that the Underwriting Agreement has not been executed by such date.

This lock-up agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

(name)

(address)

Annex A

Shareholders, Directors and Management of the Company

Pierre Larochelle

Marc Bedard

Sheila C. Bair

Ann L. Payne

Pierre-Olivier Perras

Michel Ringuet

Lorenzo Roccia

Pierre Wilkie

Nicolas Brunet

François Duquette

Nathalie Giroux

Brian Piern

Yannick Poulin

François Beaulieu

Richard Coulombe

Dane L. Parker

Latasha Akoma

Rocco Mezzatesta

EXHIBIT B

FORM OF LOCK-UP LETTER

December [    ], 2022

B. Riley Securities, Inc.

c/o B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

Ladies and Gentlemen:

The undersigned understands that B. Riley Securities, Inc. and National Bank Financial Inc. (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with The Lion Electric Company, a corporation incorporated under the Business Corporations Act (Québec) (the “Company”), providing for the public offering (the “Public Offering”) by the Underwriters of units of the Company (the “Units”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, it will not, and will not publicly disclose the intention to, during the period commencing on the date hereof and ending at 8:59 a.m. (Montréal time) on the date that is 90 days after the date of the final U.S. prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer (which, for the avoidance of doubt, shall not include transfers from any account directly or beneficially owned by the undersigned to any other account directly or beneficially owned by the undersigned) or dispose of, directly or indirectly, any common shares of the Company (“Common Shares”) beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned (the “Subject Shares”) or any other securities so owned convertible into or exercisable or exchangeable for Subject Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a)

transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering; provided that no filing or announcement shall be required under applicable securities laws or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Subject Shares or other securities acquired in such open market transactions

(b)	transfers of Subject Shares or any security convertible into Subject Shares as a bona fide gift or gifts or for bona fide estate planning purposes;

(c)

distributions of Subject Shares or any security convertible into Subject Shares to limited partners, members, beneficiaries or stockholders or other direct or indirect equity holders or other affiliates of the undersigned;

(d)

transfers by the undersigned of Subject Shares or any security convertible into Subject Shares (1) to limited partners, members, beneficiaries or stockholders or other direct or indirect equity holders or other affiliates of the undersigned, (2) to any investment fund, estate planning vehicle or other entity controlled or managed by the undersigned, (3) as a result of the operation of law through estate, other testamentary document or intestate succession, pursuant to a qualified domestic order or in connection with a divorce settlement or pursuant to an order of a court or regulatory agency, (4) to any immediate family member of the undersigned or any beneficiary thereof or any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin) or (5) pursuant to a subdivision or other reorganization of any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin);

provided that in the case of any transfer or distribution pursuant to clause (c), (d) or (e), (i) each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) except where required by law, no filing reporting a reduction in beneficial ownership of Subject Shares shall be required or shall be voluntarily made during the Restricted Period;

(e)

the exercise of any rights to purchase, exchange or convert any stock options, or rights, or the settlement of any restricted share unit, performance share unit, deferred share unit or similar instrument, granted pursuant to the Company’s equity incentive plans existing as of the date of the Underwriting Agreement or warrants or any other securities existing as of the date of the Underwriting Agreement (which securities are convertible into or exchangeable or exercisable for Subject Shares), including the transfer or sale of Subject Shares (or any security convertible into Subject Shares) by the administrator of the Company’s stock plan to cover the exercise price, tax withholding obligations, and any fees and expenses in connection therewith; provided that (1) the Subject Shares received by the undersigned upon such exercise or settlement shall be subject to the terms of this agreement; (2) to the extent possible, any filing in connection with such transfers or sales made during the Restricted Period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described above and (3) the undersigned does not otherwise voluntarily effect any other public filings or report regarding such exercise or settlement during the Restricted Period;

(f)

a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Subject Shares involving a Change of Control (as defined below) of the Company; provided that such tender offer, merger, consolidation or other such transaction is approved by the board of directors of the Company; and provided further that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the provisions of this lock-up agreement;

(g)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares; provided that (i) such plan does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding the establishment of such plan, such announcement or filing, to the extent possible, shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period;

(h)	participation in a dividend reinvestment plan or other similar plan authorized and implemented by the Company;

(i)

forfeitures to the Company or other transfers to satisfy any income, employment or social tax withholding and remittance obligations of the undersigned arising in connection with the vesting or settlement of restricted stock units or exercise, conversion or exchange of any options or other equity securities held by the undersigned and outstanding as of the date of this lock-up agreement, provided, that any shares of common stock received upon such exercise, conversion, exchange, vesting or settlement shall be deemed Subject Shares and subject to the terms of this lock-up agreement (including, for the avoidance of doubt, the exclusions in this list);

(j)

transfer or forfeiture to the Company of any securities (including Subject Shares) issued to the undersigned pursuant to any employee benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as such benefit plans may be amended or restated, or any non-employee director stock plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, upon and as a result of the termination of the undersigned’s relationship with the Company;

(k)	transfers to the Company in connection with the redemption of fractional shares of the Company’s securities; or

(l)	pledges or security interests; provided that the pledgee or beneficiary of the security interest shall sign and deliver a lock-up letter substantially in the form of this letter

For purposes of clause (g) above, “Change of Control” shall mean the consummation of any bona fide third-party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting stock of the Company.

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares during the Restricted Period except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Units and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that none of the Underwriters has made any recommendation or provided any investment or other advice to the undersigned with respect to this lock-up agreement or the subject matter hereof, and the undersigned has consulted its own legal, accounting, financial, regulatory, tax and other advisors with respect to this lock-up agreement and the subject matter hereof to the extent the undersigned has deemed appropriate.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This lock-up agreement shall automatically terminate upon the earliest to occur of (a) the date the Company notifies the Underwriters in writing prior to the execution of the Underwriting Agreement that the Company does not intend to proceed with the Public Offering; (b) the termination date of the Underwriting Agreement (other than the provisions thereof that survive termination); provided that no Subject Shares have been delivered and paid for pursuant to the Underwriting Agreement before such date; (c) the withdrawal of the Registration Statement prior to execution of the Underwriting Agreement; and (d) January 28, 2023 in the event that the Underwriting Agreement has not been executed by such date.

This lock-up agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

POWER ENERGY CORPORATION

By:
Name:
Title: